Marathon Bar Corp.

427 N. Tatnall St. #32607

Wilmington DE 19801-2230

Tel: (866) 365-8141

Fax:(866) 365-8141

February 10, 2012

By Edgar

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Washington DC 20549

Re:	Marathon Bar Corp. Registration Statement on Form S-1 Initially filed: November 30, 2011 File No. 333-178230 Request for Acceleration

Dear Mr. Schwall:

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Marathon Bar Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Monday February 13, 2012, at 4:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely, Mr. Israel Menahem Vizel President and Chief Financial Officer.

VIA EDGAR

cc:	Caroline Kim, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar

Norman von Holtzendorff, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance - Edgar